Exhibit 99.1

DREAMLAND LIMITED AND SUBSIDIARIES

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025

F-1

DREAMLAND LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As at March 31, 2025	As at September 30, 2025
		HKD	HKD
ASSETS
Equipment, net	8	64,991	29,542
Right-of-use assets	9	438,539	263,123
Non-current assets		503,530	292,665

Current assets:
Intangible assets	11	$3,107,201	$-
Deposits and prepayments	12	11,278,456	25,529,737
Amount due from related parties	20	1,219,865	-
Amount due from joint operation parties	13	1,759,280	20,412,892
Investment on event projects	10	6,288,244	17,020,085
Contract assets	6	57,000	-
Inventory	14	305,307	353,290
Accounts and other receivables	7	17,082,085	16,840,037
Cash and bank balances		17,135,719	10,534,848
Total current assets		58,233,157	90,690,889

TOTAL ASSETS		$58,736,687	$90,983,554

Non-current liabilities:
Bank borrowings	17	5,859,581	5,648,598
Lease liabilities	9	122,559	-
Total non-current liabilities		5,982,140	5,648,598

Current liabilities:
Bank borrowings, current portion	17	$7,978,822	$3,374,713
Lease liabilities, current portion	9	534,235	364,374
Tax payable		2,088,347	111,885
Amount due to a shareholder	20	1,839,193	1,844,451
Amount due to a related party	20	288,350	-
Trade and other payables	15	31,099,006	48,404,774
Total current liabilities		43,827,953	54,100,197

TOTAL LIABILITIES		$49,810,093	$59,748,795

SHAREHOLDERS’ EQUITY

Class A Ordinary Shares US$0.00001 par value authorized shares 9,500,000,000 shares as of March 31, 2025 and September 30, 2025; 28,660,000 shares issued and outstanding as of March 31, 2025 and 36,000,000 shares issued and outstanding as of September 30, 2025*	18	2,233	2,806
Class B Ordinary Shares US$0.00001 par value authorized shares 500,000,000 shares as of March 31, 2025 and September 30, 2025; 1,000,000 shares issued and outstanding as of March 31, 2025 and September 30, 2025	18	78	78

Subscription receivables	18	(3,974)	(3,974)
Reserves		2,011,663	61,299,872
Retained earnings / (accumulated deficit)		6,916,594	(30,064,023)
TOTAL SHAREHOLDERS’ EQUITY		$8,926,594	$31,234,759

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		$58,736,687	$90,983,554

*	The shares amounts are presented on a retroactive basis.

See accompanying notes to unaudited interim condensed consolidated financial statements.

F-2

DREAMLAND LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

		Six months ended September 30,
	Note	2024	2025
		HKD	HKD

Revenues		$30,462,186	$39,962,062
Revenues, related party		552,166	-
Total Revenues, net	3	31,014,352	39,962,062

Costs and expenses:
Cost of revenue		(19,736,299)	(34,535,505)
Cost of revenue – related party		(468,350)	(230,759)

Selling, general and administrative expenses	5	(4,226,640)	(41,217,901)
Research and development		(660,000)	-
Amortization		(2,318,444)	(390,000)
Impairment of rights of use assets		(111,136)	-
Depreciation		(238,649)	(210,865)

Profit/(Loss) from operations		3,254,834	(36,622,968)

Other income/(expenses):
Interest income		38,676	1,292
Finance costs		(232,971)	(401,922)
Other income		1,000	128,581
Total other (expenses), net	4	(193,295)	(272,049)

Profit/(Loss) before income taxes		3,061,539	(36,895,017)

Income tax expense	19	(350,000)	(85,600)

NET PROFIT/(LOSS)		$2,711,539	(36,980,617)

Profit/(Loss) per Class A Ordinary Share:	16
- Basic*		$0.095	(1.212)
- Diluted*		$0.091	(1.212)

Weighted average number of Class A Ordinary Shares
- Basic*		28,660,000	30,519,670
- Diluted*		29,660,000	30,519,670

Weighted average number of Class B Ordinary Shares
- Basic and diluted*		1,000,000	1,000,000

*	The shares amounts are presented on a retroactive basis.

See accompanying notes to unaudited interim condensed consolidated financial statements.

F-3

DREAMLAND LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares*		Class B Ordinary Shares*				(Accumulated Deficit)/	Total
	Number of shares	Amount	Number of shares	Amount	Subscription Receivables	Capital Reserve	Retained Earnings	shareholders’ Equity
		HKD		HKD
Balance as of April 1, 2024	28,660,000	$2,233	1,000,000	$78	$(3,974)	$2,011,663	$491,061	$2,501,061
Net Profit	-	-	-	-	-	-	2,711,539	2,711,539
Balance as of September 30, 2024	28,660,000	$2,233	1,000,000	$78	$(3,974)	$2,011,663	$3,202,600	$5,212,600

Balance as of April 1, 2025	28,660,000	$2,233	1,000,000	$78	$(3,974)	$2,011,663	$6,916,594	$8,926,594
Issuance of Class A ordinary shares for initial public offering, net of offering expenses	1,340,000	105	-	-	-	35,788,666	-	35,788,771
Issuance of Class A ordinary shares for expenses	6,000,000	468	-	-		23,499,543	-	23,500,011
Net Loss	-	-	-	-	-	-	(36,980,617)	(36,980,617)
Balance as of September 30, 2025	36,000,000	$2,806	1,000,000	$78	$(3,974)	$61,299,872	$(30,064,023)	$31,234,759

*	The shares amounts are presented on a retroactive basis.

See accompanying notes to unaudited interim condensed consolidated financial statements.

F-4

DREAMLAND LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended September 30,
	2024	2025
	HKD	HKD
Cash flows from operating activities:
Net Profit / (Loss) before tax	$3,061,539	$(36,895,017)
Adjustments to reconcile net profit / (loss) to net cash provided by operating activities
Interest income	(38,676)	(1,292)
Finance costs	232,971	401,922
Amortization	2,318,444	390,000
Depreciation of equipment	35,451	35,449
Depreciation of right of use assets	203,198	175,416
Impairment of right of use assets	111,136	-
Share-based payment for service fee	-	23,500,011
Gain on investment on event projects	-	(532)
Change in operating assets and liabilities:
Contract assets	(2,783,318)	57,000
Inventory	(1,493,042)	(47,983)
Trade receivable and other receivables	(6,215,158)	242,048
Deposits and prepayments	(1,558,142)	(14,251,281)
Amount due from related parties	(2,133,521)	931,515
Trade payable and other payable	913,351	17,305,768
Amount due from/(to) joint operation parties	(1,650,768)	(14,770,311)
Contract liabilities	1,102,665	-

Cash Generated from operation	(7,893,870)	(22,927,287)
Income tax paid	-	(2,062,062)
Net cash used in operating activities	(7,893,870)	(24,989,349)

Cash flows from investing activities:
Acquisition of intangible assets	(5,371,777)	(1,166,100)
Proceeds from investment on event projects	-	2,939,623
Cash paid for investment on event projects	-	(13,670,932)
Interest received	38,676	1,292

Net cash used in investing activities	(5,333,101)	(11,896,117)

Cash flows from financing activities:
Proceeds from a shareholder	7,065,391	4,379,764
Payments to a shareholder	(4,067,903)	(4,374,506)
Proceeds from issuance of ordinary shares, net of offering expenses	-	35,788,771
Proceeds from bank overdrafts	5,588,324	-
Repayment of bank overdrafts	-	(1,860,170)
Proceeds from bank borrowings	2,877,679	5,348,400
Repayment of bank borrowings – principal	(446,136)	(8,303,322)
Repayment of bank borrowings and overdrafts – interest	(217,537)	(392,252)
Repayment of leases liabilities – principal	(25,586)	(292,420)
Repayment of leases liabilities – interest	(1,192)	(9,670)

Net cash provided by financing activities	10,773,040	30,284,595

Net change in cash and bank balances	(2,453,931)	(6,600,871)

BEGINNING OF PERIOD	3,817,083	17,135,719

END OF PERIOD	$1,363,152	$10,534,848

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$(2,062,062)
Cash paid for interest	$(232,971)	$(401,922)
SUPPLEMENTAL NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES:
Intangible assets offset amount due from joint operation parties	$-	$3,883,301

See accompanying notes to unaudited interim condensed consolidated financial statements.

F-5

DREAMLAND LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Dreamland Limited, or the Company is incorporated under the laws of the Cayman Islands with limited liability on July 5, 2024. The Company, through its subsidiaries, collectively referred to as the Group, are mainly engaged in the provision of design, products sales and event management services.

Description of subsidiaries incorporated and controlled by the Company

Name	Background		Effective ownership

Goal Success Limited, or Goal Success	●	British Virgin Islands company	100% owned by Dreamland
	●	Incorporated on July 25, 2024
	●	Issued and outstanding 1 ordinary share for USD 1
	●	Investment holding

Trendic International Limited, or TIL	●	Hong Kong company	100% owned by Goal Success
	●	Incorporated on April 11, 2016
	●	Issued and paid up Ordinary Shares without par value of 20,000 shares for HK$2,010,000
	●	Provision of design, merchandised sales and event management services.
	●	During the year, TIL also provided event services as event organizer.

Reorganization

Since July 5, 2024, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, TIL was held as to 95.3% by Ms. Seto and 4.7% by Ms. Yip Ka Ki Cherry. Upon completion of the reorganization, Ms. Seto, a controlling shareholder, and Ms. Yip ultimately owns 76.4% and 4.7% Class A Ordinary Shares shareholding of the Company, respectively, and 100% and nil Class B Ordinary Shares shareholding of the Company, respectively. Goal Success and TIL become indirectly owned subsidiaries of the Company.

During the years presented in these unaudited interim condensed consolidated financial statements, the control of these entities has been demonstrated by Ms. Seto, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the consolidation has been treated as a corporate restructuring, or Reorganization, of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements.

Initial Public Offering

On July 23, 2025, the Company announced the closing of its initial public offering (the “Offering”) of 1,340,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on July 23, 2025 under the ticker symbol “TDIC” The Company received aggregate gross proceeds of approximately US$5.4 million from the Offering, prior to deducting underwriting discounts and other offering expenses and a total of 1,340,000 Class A Ordinary Shares were issued.

F-6

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and method of computation used in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those applied in the audited consolidated financial statements for the year ended March 31, 2025 issued for the Group.

These accompanying unaudited interim condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited interim condensed consolidated financial statements and notes.

● Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Group has been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards. The unaudited interim condensed financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the audited consolidated financial statements of the Group for the year ended March 31, 2025. The results of operations for interim periods are not necessarily indicative of results to be expected for the fiscal year ending March 31, 2026 or for any other future annual or interim period.

Changes in accounting policies

a) New standards, interpretations and amendments adopted from January 1, 2025

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

These amendments are mandatorily effective for reporting periods beginning on or after January 1, 2025. These amendments have no effect on the measurement of any items in the financial statements of the Group.

b) New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early. The Group is currently assessing the impact of these new accounting standards and amendments. The Group does not expect the amendments and other standards issued by the IASB, but are yet to be effective, to have a material impact on the Group.

● Basis of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

F-7

● Use of Estimates and Assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS Accounting Standards require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the revenue recognition for provision of event management services, allowance for doubtful accounts on accounts, and provision for income tax. Actual results may differ from these estimates.

● Foreign Currency Translation and Transaction

The Company uses Hong Kong Dollars as its reporting currency. The functional currency of the Group is Hong Kong Dollar. All amounts have been rounded to the nearest dollar, unless otherwise indicated.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Cash and Cash in Bank

Cash and cash in bank consist primarily of cash in readily available checking and saving accounts. The Company maintains most of its bank accounts in Hong Kong.

● Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoice was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

F-8

● Lease

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a)	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Office premises	based on lease terms

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(b)	Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in- substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of equipment and warehouse rent (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value.

Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

F-9

● Equipment

Equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvement	The lower of lease term or useful life

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Interests in Joint Operations

During the six months ended September 30, 2024 and 2025, the Group entered into joint operation arrangement for certain events. In return, the Group will have project sharing at agreed portion. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group recognizes in relation to its interest in a joint operation:

●	its assets, including its share of any assets held jointly;
●	its liabilities, including its share of any liabilities incurred jointly;
●	its revenue from the sale of its share of the output arising from the joint operation;
●	its share of the revenue from the sale of the output by the joint operation; and
●	its expenses, including its share of any expenses incurred jointly.

The assets, liabilities, revenues and expenses relating to the Group’s interest in a joint operation are accounted for in accordance with the relevant IFRSs such as IFRS 11 applicable to the particular assets, liabilities, revenues and expenses, and recognized based on the profit sharing ratio on each event. The amount due from/(to) joint operation parties will be recognized based on payment/receipt by the Group and joint operation accordingly.

● Intangible Assets

Purchased licenses and intellectual property (IP) usage rights for exhibitions or events are recognized as intangible assets when the Company obtains control over the rights through licensing or acquisition from third parties. These rights allow the Company to use and operate specific IP in exhibitions or venues, and are typically limited to short-term durations aligned with the event periods.

Such rights are initially measured at cost and subsequently amortized on a straight-line basis over the number of approved events and, thereafter, over the specific duration of each relevant event. The Company assesses these intangible assets for impairment whenever indicators of impairment exist.

These rights may be transferable. When a license or IP usage right is transferred to a third party, the Company recognizes a gain or loss on disposal in other income or other expenses, determined as the difference between the proceeds received and the carrying amount of the asset at the date of transfer.

● Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and, where applicable, cost of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first in, first out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

F-10

● Investment on event projects

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus in the case of a financial asset not at fair value through profit or loss, transaction costs. In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

The investment on event projects are recorded at cost less impairment because of absence of readily available market data. The investment on event projects represented monetary investment on event projects which the Group does not involve event operations and has return on investments based on percentage of amounts invested in the event over net profit or loss of the event in accordance with binding agreements. The management believe the carrying amounts of this investment approximates is fair value. All investment on events projects are expected to be completed within one year and such investment amounts are presented as current asset.

● Revenue Recognition

The Company adopted Accounting Standards Revenue from Contracts with Customers (IFRS 15), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Revenue related to event planner

The Company identified the following three types of performances under the event management contract: i) events planning, design, development and operation, or the Event Management Services; ii) Procurement and sales of goods (including but not limited to IP goods, drinks, tickets) to customer; iii) sponsorship commission income. The Company’s revenue is derived from contracts with customers in the rendering of Event Management Services, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services when the events start. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The duration of the service period is usually less than one year. The Company recognize Event Management Services revenue when the event starts and during the event period ratably because: i) Based on the contract terms, none of parties that entered into the contract can terminate, and find other vendors to substitute the services; ii) And the customer benefits from our service beginning at the point of the event started to the event completion. The Company generally requires the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The event management contract price is lump sum basis, consisted of sales of goods and Event Management Services consideration. For allocation of transaction price of sales of goods and Event Management Services, the company applied cost plus margin method to determine the sales of goods revenue based on standalone sales of goods gross margin, and allocate the remaining provision consideration into event management services. For sponsorship commission income, there is specified percentage calculation based on sponsorship fee raised (if any).

For sponsorship commission income, it is sponsorship for the whole event period and recognized over the event period align with Event Management Services.

F-11

Revenue related to event organizer

The Company obtained IP directly from IP owner and authorized to convene events as organizer or co-organizer. The Company identified the following four types of performances under the event: i) sales of event tickets for the events; ii) Procurement and sales of goods (including but not limited to IP goods, drinks) to customer; iii) sponsorship commission income and (iv) ad hoc requested by customer say video production for the event

The Company sold the event tickets through on site or sales platform. For event tickets income, it is recognized upon the provision of events.

The Company sold the goods at the event. Revenue from sales of goods is recognized at a point in time when control of the goods has been transferred to the customers. Control is primarily evidenced by taking physical possession and inventory risk of the goods. The Group controls the goods and determines the selling price or allocated selling price (under event management services contracts) of the good before the good is transferred to the customers.

For sponsorship commission income, there is specified percentage calculation based on sponsorship fee raised (if any). For sponsorship commission income, it is sponsorship for the whole event period and recognized over the event period align with Event Management Services.

For ad hoc income say video production, it is recognized upon the video delivered and confirmed by customer.

For events have co-organizer, the revenue recognition is similar the above under heading revenue related to event organizer but proportion based on agreed terms to the agreement with joint operations parties. Please refer to interest in joint operations paragraph in Note 2.

Design

Revenue from designed services is recognized over the time. The revenue generated from design services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of design services. The design services provide involve a series of tasks which are distinct and meet the criteria for recognizing revenue overtime. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. The Group recognizes revenues from design services on a monthly basis when it satisfies its performance obligations throughout the contract terms. Due to the design works were performed by inhouse designer and/or monitored by in-house designer through external designer (value added services), the Company controls the specified designed services before that services are transferred to a customer and the Company will determine the selling price, and thus, the Company is principal instead of agent for design services.

F-12

● Cost of Revenue

Direct cost of revenues mainly consists of subcontracting to event facilitators, front line staff costs, cost of goods sold which are attributable to the revenue-generating activities of the Group provides for its clients,

● Contract costs

A contract cost represents cost incurred to fulfill a contract with a customer. Contract cost is capitalized as an asset if all of the following criteria are met:

(a) The cost relates directly to a contract or to an anticipated contract that the entity can specifically identify;

(b) The cost generates or enhances resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future;

(c) The cost is expected to be recovered

The capitalized contract cost is amortized and charged to the statement of profit or loss on a systematic basis that is consistent with the pattern of the revenue to which the asset related is recognized.

For contract costs incurred for events with co-organizers, the project costs will be recognized in accordance with sharing agreed terms in the agreements.

● Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

● Dividends

Final dividends are recognized as a liability when they are approved by the shareholders in a general meeting. Proposed final dividends are disclosed in the notes to the financial statements. Interim dividends are simultaneously proposed and declared, and recognized immediately as a liability when they are proposed and declared.

● Income Taxes

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

F-13

●	Income Taxes (continued)

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences; and in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

● Earnings/(Losses) per Share

The Company computes earnings/losses per share, or EPS, requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Class A Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Class A Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

As Class B Ordinary Shares do not have right to dividend. there is no impact when calculated basic net profit per Class A and Class B Ordinary Shares. However, as Class B Ordinary Shares have the right to convert into Class A Ordinary Shares, there is dilutive impact during the six months ended September 30, 2024 and 2025.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution for their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-time employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the six months ended September 30, 2024 and 2025, HKD$70,267 and HKD$106,240 contributions were made accordingly.

F-14

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled.

● Segment Reporting

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker, or CODM, is the Chairman. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

● Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025 and September 30, 2025, cash and bank balances of HKD17,135,719 and HKD10,534,848 was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. However, if the individual bank balance is over HKD800,000, the excess will be subject to credit risk if the relevant bank fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 365 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors.

As of March 31, 2025 and September 30, 2025, there were accounts and other receivables of HKD17,082,085 and HKD16,832,423, respectively. Four of customers as at September 30, 2025 (March 31, 2025: Three) are amounted to 10% or more of the total consolidated amounts.

F-15

● Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

● Fair Value Measurement

The Company establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and bank balances, contract costs, accounts receivable, deposits, prepayments and other receivables, trade and other payables, tax payable, contract liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE – 3 SEGMENT INFORMATION AND REVENUE

Information about major customers

Revenue from customers of the corresponding years contributing over 10% of the total revenue of the Group are as follows:

	Percentage of		Six Months ended September 30,
	respective fiscal period		2024	2025
	2024	2025	HKD	HKD
Customer A	-%	16.7%	$-	$6,758,084
Customer B	-%	12.8%	$	$5,182,778
Customer C	21.7%	-%	$6,723,413	$-
Customer D	30.1%	-%	$9,350,021	$-

F-16

An analysis of revenue is as follows:

	Six Months ended September 30,
	2024	2025
	HKD	HKD

Provision of event management	$4,423,413	$-
Sales of goods and others	6,969,091	13,712,279
Tickets	6,902,453	11,061,550
Sponsorship	3,769,374	14,938,362
Video production	8,950,021	-
Design and others	-	249,871

Total:	$31,014,352	$39,962,062

The following tables present the Company’s revenue disaggregated by timing of revenue recognition, based on management’s assessment of available data:

	Six Months ended September 30,
	2024	2025
	HKD	HKD

Over time	$17,142,808	$15,188,233
At a point in time	13,871,544	24,773,829

Total:	$31,014,352	$39,962,062

NOTE – 4 OTHER INCOME/(EXPENSES)

	Six Months ended September 30,
	2024	2025
	HKD	HKD
Bank interest income	$38,676	$1,292
Finance costs	(232,971)	(401,922)
Gain on investment on event projects	-	532
Share of net return to an investment partner	-	(165,267)
Others	1,000	293,316
Total	$(193,295)	$(272,049)

Finance costs represented interests for bank borrowings and leases liabilities during the six months ended September 30, 2024 and 2025. Share of net return to an investment partner represented the net profits of certain event projects to be shared to the investment partner. During the period, certain funds were received by the Group from a third-party investor to finance specific event projects. Under the terms of the agreement, the investment partner provides capital to the Group for the purpose of investing in event-related projects. In return, the investment partner is entitled to a share of the net returns (or bears a share of the losses) generated by those projects, in proportion to the percentage funded based on budget cost.

F-17

NOTE – 5 GENERAL AND ADMINISTRATIVE EXPENSES

The following table sets forth the breakdown of our administrative expenses for the six months ended September 30, 2024 and 2025:

	Six Months ended September 30,
	2024	2025
	HKD	HKD

Accounting fee	$48,000	$60,000
Bank charges	42,186	76,497
Insurance expenses	20,755	405,009
Staff payroll costs	1,082,423	1,138,069
US listing fees	1,933,527	4,080,728
Legal and professional fees	188,842	8,499,094
Travelling expenses	83,017	120,815
Marketing fee for events	513,097	2,738,057
Office expenses	107,549	295,356
Variable lease payments	-	208,645
Share-based payment for service fee	-	23,500,011
Sundries	207,244	95,620
Total:	$4,226,640	$41,217,901

The listing fee mainly represented professional fees such as restructuring, financial advising and auditors’ remuneration in related to the initial public offering completed in July 2025 that are unqualified to be capitalized as offering cost.

Legal and professional fees included a fee of HKD5.68 million paid to a third party investor relations firm for acquiring the investor and public relation, webpage development and business branding services. Remaining balance mainly represented annual legal retainer services fee and auditors’ remuneration for the interim review.

Marketing fee for events represented the advertising and public relation fee for organizing or co-organizing the exhibitions.

NOTE – 6 CONTRACT ASSETS

	As of	As of
	March 31, 2025	September 30, 2025
	HKD	HKD

Project costs incurred	$57,000	$-

Contract assets capitalized relate to prepaid project costs such as subcontracting fee, royalty fee incurred in satisfying performance obligations of respective projects in the future. Contract assets are recognized as part of direct costs in the statements of operations in the year in which revenue from the related projects is recognized. There is no impairment for the six months ended September 30, 2024 and 2025, respectively. The expected timing of recovery or settlement for contract assets is normally within one year.

NOTE – 7 ACCOUNTS AND OTHER RECEIVABLE

Accounts other receivable consisted of the following:

	As of	As of
	March 31, 2025	September 30, 2025
	HKD	HKD

Accounts receivable from third parties, net	6,986,013	15,620,172
Other receivables for investments, disposal of intangible assets and concert tickets	10,096,072	1,219,865
	$17,082,085	$16,840,037

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. Provision for allowance were nil during the six months ended September 30, 2024 and 2025, respectively.

F-18

NOTE – 8 EQUIPMENT, NET

Equipment consisted of the following:

	As of	As of
	March 31, 2025	September 30, 2025
	HKD	HKD

Office equipment, at cost	$20,000	$20,000
Leasehold improvement, at cost	141,800	141,800
Total	161,800	161,800
Less: accumulated depreciation	(96,809)	(132,258)

Equipment, net	$64,991	$29,542

Depreciation expense for the six months ended September 30, 2024 and 2025 were 35,451 and HKD35,449, respectively.

NOTE – 9 LEASES

As of March 31, 2025 and September 30, 2025, the Group, as lessee, subsisted of the following lease contracts for office premises. Except for variable lease payments for shops of HK$208,645 (2024: nil) included in selling, general and administrative expenses by month to month on demand, there is no low value/short term leases exception.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Office Premises	Shops	Total
	HKD	HKD	HKD
As at April 1, 2024	789,369	-	789,369
Additions	-	138,919	138,919
Depreciation	(350,830)	(27,783)	(378,613)
Impairment	-	(111,136)	(111,136)
As at March 31, 2025	438,539	-	438,539
Depreciation charge	(175,416)	-	(175,416)
As at September 30, 2025	263,123	-	263,123

F-19

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	As of March 31, 2025	As of September 30, 2025
	HKD	HKD
Carrying amount at the beginning of the year / period	779,854	656,794
New leases	138,919	-
Accretion of interest recognized during the year / period	30,305	9,670
Payments	(292,284)	(302,090)

Carrying amount at the end of the year / period	656,794	364,374
Analyzed into:
Current portion	534,235	364,374
Non-current portion	122,559	-
Total	656,794	364,374

The following tables summarize the maturity of lease liabilities as at March 31, 2025 and September 30, 2025:

	As at March 31, 2025		As at September 30, 2025
	Carrying amount	Undiscounted cashflow	Carrying amount	Undiscounted cashflow
	HKD	HKD	HKD	HKD
With one year	534,235	548,690	364,374	369,900
One to two years	122,559	123,300	-	-
Total	656,794	671,990	364,374	369,900

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	Six Months ended September 30
	2024	2025
	HKD	HKD
Interest on lease liabilities	15,434	9,670
Impairment	111,136	-
Variable lease payments	-	208,645
Depreciation:
Depreciation charge of right-of-use assets	203,198	175,416
Total amount recognized in statement of operations	329,768	393,731

F-20

NOTE – 10 INVESTMENT ON EVENT PROJECTS

	As of	As of
	March 31, 2025	September 30, 2025
	HKD	HKD

Investment on event projects	$6,288,244	$17,020,085

The investment on event projects represented monetary investments in event projects which the Group does not involve event operations and has return on investments based on percentage of amounts invested in the event over net profit or loss of the event in accordance with binding agreements. As at March 31, 2025 and September 30, 2025, those investments in events are expected to be completed within 12 months.

NOTE – 11 INTANGIBLE ASSETS, NET

	As of	As of
	March 31, 2025	September 30, 2025
	HKD	HKD

Carrying amount at the beginning of the year / period	$-	$3,107,201
Licenses addition	10,199,480	1,166,100
Less: transfer to joint operations parties	(930,204)	(3,883,301)
Less: amortization	(2,560,667)	(390,000)
Less: disposal	(3,601,408)	-

Carrying amount at the end of the year / period	$3,107,201	$-

The balance represented licenses acquired for upcoming events. For events with co-organizers, relevant licenses will be transfer to joint operations parties as contract costs and then recognized based on the agreed terms of the agreement with joint operations parties over the event period as cost of revenue. Amortization expense for the six months ended September 30, 2024 and 2025 were nil and HKD390,000, respectively.

NOTE – 12 DEPOSITS AND PREPAYMENTS

	As of	As of
	March 31, 2025	September 30, 2025
	HKD	HKD

Rental and other deposits	$1,057,673	$1,405,523
Prepayments for events	10,220,783	13,504,731
Prepayments for purchase of ERP system	-	3,800,000
Prepaid administrative expenses	-	6,819,483

Total	$11,278,456	$25,529,737

Rental and other deposits represented rental deposits for office and shops and other deposits mainly for e-ticket system.

Prepayment for events represented prepayments for events which had not occurred as of the end of the reporting period.

Prepaid administrative expenses represented prepayments for the investor and public relations expenses and senior officers’ liability insurance covering until July 2027.

NOTE – 13 AMOUNT DUE FROM JOINT OPERATION PARTIES

	As of	As of
	March 31, 2025	September 30, 2025
	HKD	HKD

Amount due from joint operation parties	$1,759,280	$20,412,892

The balance represented the amount due from joint operation parties for co-organizers with profit sharing for the event jointly operated. The relevant amount will be settled after the events completed.

NOTE – 14 INVENTORY

	As of	As of
	March 31, 2025	September 30, 2025
	HKD	HKD

Finished goods	$305,307	$353,290

The balance represented finished goods to be sold at merchandise trading.

F-21

NOTE – 15 TRADE AND OTHER PAYABLES

	As of March 31, 2025	As of September 30, 2025
	HKD	HKD

Trade payables	$262,345	$3,465,870
Payables to an investment partner	30,103,441	43,003,867
Accrued salaries and bonus	688,220	596,665
Other accrued expenses	45,000	1,338,372

Total	$31,099,006	$48,404,774

The payables to an investment partner represents funds received by the Group from a third-party investor to finance specific event projects. Under the terms of the agreement, the investment partner provides capital to the Group for the purpose of investing in event-related projects. In return, the investment partner is entitled to a share of the net returns (or bears a share of the losses) generated by those projects, in proportion to the percentage funded based on budget cost. The Group accounts for the amounts received as a financial liability until the underlying event is completed and the partner’s return entitlement is settled.

An aging analysis of the trade and bills payables as at the end of the reporting period, based on the invoice date, is as follows:

	As of March 31, 2025	As of September 30, 2025
	HKD	HKD
Within 1 month	$250,345	$3,200,565
1 to 3 months	12,000	31,800
Over 3 months	-	233,505
Total	$262,345	$3,465,870

F-22

NOTE – 16 NET PROFIT/(LOSS) PER CLASS A ORDINARY SHARE

Basic net profit/(loss) per share is computed using the weighted average number of Class A Ordinary Shares outstanding during the year. The following table sets forth the computation of basic and diluted net profit/(loss) per share for the six months ended September 30, 2024 and 2025:

	Six Months ended September 30,
	2024	2025
	HKD	HKD

Net profit / (loss) attributable to ordinary shareholders	$2,711,539	$(36,980,617)

Weighted average Class A Ordinary Shares outstanding
– Basic	28,660,000	30,519,670
– Diluted	29,660,000	30,519,670
Weighted average Class B Ordinary Shares outstanding – Basic and diluted	1,000,000	1,000,000

Net profit / (loss) per Class A Ordinary Share – Basic	$0.095	$(1.212)

Net profit / (loss) per Class A Ordinary Share – Diluted	$0.091	$(1.212)

As Class B Ordinary Shares do not have right to dividend there is no impact when calculated basic net profit per Class A and Class B Ordinary Shares. However, as Class B Ordinary Shares have the right to convert into Class A Ordinary Shares, there is dilutive impact during the six months ended September 30, 2024.   For the six months ended September 30, 2025, the Group incurred a net loss attributable to ordinary shareholders, as such the potential Class A Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

NOTE – 17 INTEREST BEARING BANK BORROWINGS

	As of	As of
	March 31, 2025	September 30, 2025
	HK$	HK$
Bank loans secured and repayable
Within 12 months	7,978,822	3,374,713
Over 1 year	5,859,581	5,648,598
Total	13,838,403	9,023,311

During the year ended March 31, 2023 and 2024, the Group entered into loan agreements with a financial institution in Hong Kong to borrow loans of HK$2,673,000 and HK$1,900,000, respectively which bears annual interest at a rate of floating prime rate minus 2.5% and flat rate 5.04% per annum, respectively, with due date in November 2033 and May 2026, respectively. During the year ended March 31, 2025, the Group entered into loan agreements with a financial institution in Hong Kong to borrow loans of HK$2,877,679 and HK$826,142, respectively which bears annual interest at a rate of flat rate 5.16% and 0.43% per annum, respectively, with due date in April 2029 and February 2031, respectively, and loan facilities agreement for bank overdrafts and account payable financing (“overdrafts”) of HKD7,600,000, which bears annual interest at a rate of 1% per annum over prime rate on the outstanding amount from the drawn down until repayment in full. No new loan agreement was entered during the six months ended September 30, 2025.

As of March 31, 2025 and September 30, 2025, the bank loans of the Company were secured by personal guarantee from Ms. Seto, the director and shareholder of the Company.

Interest related to the bank loans and facilities was HK$217,534 and HK$392,252 for the six months ended September 30, 2024 and 2025, respectively.

The following tables summarize the maturity of the bank borrowings as at March 31, 2025 and September 30, 2025:

	As at March 31, 2025		As at September 30, 2025
	Carrying amount	Undiscounted cashflow	Carrying amount	Undiscounted cashflow
	HKD	HKD	HKD	HKD
With one year	7,978,822	8,391,086	3,374,713	3,963,197
One to two years	992,050	1,335,537	1,256,086	1,573,351
Over two years	4,867,531	5,585,509	4,392,512	4,656,282
Total	13,838,403	15,312,132	9,023,311	10,192,830

F-23

NOTE – 18 SHAREHOLDERS’ EQUITY

Authorized shares

The Company was incorporated in the Cayman Islands with limited liability on July 5, 2024 and the initial 1 share was transferred to Ms. Seto on the same date for cash at par. The initial authorized share capital of the Company is US$100,000 divided into 1,000,000,000 Shares of a par value of US$0.0001 each. The details about reorganization is stated in note 1.

On August 19, 2024, Ms. Seto and Kilo Wonders (Ms. Yip’s nominee) subscribed for 19,059 and 940 Shares for cash at par.

Subsequently, on even date, Ms. Seto, Kilo Wonders and Yield Rights further subscribed for 4,500,939, 234,059 and 245,000 Shares of the Company for cash at par. Following this step, the Company is held as to 4,519,999, 234,999 and 245,000 Shares by Ms. Seto, Kilo Wonders and Yield Rights respectively representing 90.4%, 4.7% and 4.9% of the issued share capital of the Company.

On July 25, 2024, Goal Success was incorporated in the BVI with limited liability. Goal Success is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00. On July 25, 2024, the Company subscribed for, and Goal Success allotted and issued to it 1 share for cash at par.

On March 6, 2025, Ms. Seto, Ms. Yip and the Company entered into an agreement whereby Ms. Seto and Ms. Yip transferred their entire shareholding interest in Trendic to the Company’s nominee, Goal Success. The consideration is settled by the Company allotting and issuing 1 Share to each of Ms. Seto and Kilo Wonders (Ms. Yip’s nominee), credited as fully paid and Goal Success allotting and issuing 1 share to the Company credited as fully paid.

On March 31, 2025 for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to (i) sub-divide each of the issued and unissued shares in its share capital of par value US$0.0001 each into 10 shares of par value US$0.00001 each, (ii) to re-classify and re-designate its authorized share capital into 10,000,000,000 shares with a par value of US$0.00001 each comprising of (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each and (iii) to adopt an amended and restated memorandum of association and articles of association reflecting such amended share capital and containing the rights, preferences and privileges attached to each class of shares. Concurrently, Ms. Seto, Prime Crest, Fuji Holdings, Kilo Wonders, Yield Rights and Allied Target surrendered 16,303,760, 1,045,660, 960,300, 1,002,980, 1,045,660 and 981,640 Class A Ordinary Shares to the Company, respectively.

On March 31, 2025, the Company allotted and issued 1,000,000 Class B Ordinary Shares to Ms. Seto for cash at par, and a resolution was passed on March 31, 2025 giving effect to the same. The Company has retroactively presented all shares and per share data for all periods presented.

As at September 30, 2025, the subscription receivables has yet been paid.

On July 23, 2025, the Company completed the initial public offering and listed its Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “TDIC”. With the initial public offering, the Company received aggregate gross proceeds of US$5.4 million from the Offering, prior to deducting underwriting discounts and other offering expenses and a total of 1,340,000 Class A Ordinary Shares were issued.

On August 20, 2025, the Company allotted and issued 6,000,000 Class A Ordinary Shares to various service providers in consideration for marketing and consultancy services to be rendered over a 12-month period, pursuant to a resolution passed on August 18, 2025. The Group rebutted the presumption that the fair value of goods or services received could be measured directly because the consulting services were highly specialized, bespoke in nature, and not comparable to standard market transactions. Observable market prices for similar services were not available, and management determined that any attempt to measure fair value directly would not provide a reliable estimate. Consequently, the fair value of the goods and services received was measured indirectly, by reference to the fair value of the equity instruments granted. The fair value of equity shares granted was determined at the date the services were rendered, by reference to the observable market price of the Company’s shares quoted on NASDAQ on that date. The resulting fair value was recognized as an expense in profit or loss over the period in which the related services were received, with a corresponding increase in equity. Share-based payment expense for the six months ended September 30, 2024 and 2025 were nil and HKD23,500,011, respectively.

The Company had 950,000,000 authorized Class A ordinary shares, par value of US$0.00001, of which 28,660,000 and 36,000,000 Class A ordinary shares were issued and outstanding as of March 31, 2025 and September 30, 2025, respectively. The Company had 500,000,000 authorized Class B ordinary shares, par value of US$0.00001, of which 1,000,000 and 1,000,000 Class B ordinary shares were issued and outstanding as of March 31, 2025 and September 30, 2025, respectively.

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NOTE – 19 INCOME TAXES

The provision for income taxes consisted of the following:

	Six Months ended September 30,
	2024	2025
	HKD	HKD

Current	$350,000	$85,600
Deferred	-	-

Total income tax expense	$350,000	$85,600

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

LTV is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

Hong Kong

TIL is incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profit tax rates regime, the profit tax rate for the first $2,000,000 assessable profits arising from Hong Kong of qualifying entities are taxed at 8.25%, and assessable profits arising from Hong Kong above $2,000,000 are taxed at the rate of 16.5%. The applicable tax rate is 16.5% in Hong Kong.

Deferred tax

No deferred tax assets or liabilities has been recognized in the unaudited interim condensed consolidated financial statements as the Group did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as of March 31, 2025 and September 30, 2025.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and September 30, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2025 and six months ended September 30, 2025 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2025.

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NOTE – 20 RELATED PARTY TRANSACTIONS AND BALANCES

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Name of Individual	Relationship with the Company
Ms. Seto Wai Yue	Shareholder and Director of the Company
Exit (HK) Limited	Ms. Seto is a 40% shareholder and sole director of Exit (HK) Limited
Earthling Catering Limited	Ms. Seto is a 64% shareholder and a director of Earthling Catering Limited
Exit Catering Limited	Ms. Seto was a 51% shareholder and director of Exit Catering Limited (Exit Catering Limited was deregistered during the six months ended September 30, 2025)
Exit Operations Limited

Exit Catering Limited was a 60% shareholder and director of Exit Operations Limited

(Following the deregistration of Exit Catering Limited during the six months ended September 30, 2025, Ms. Seto’s beneficial interest in Exit Operations Limited was lost)

I Dao Cao Limited	Brother of Ms. Seto is the sole shareholder and director of I Dao Cao Limited

Amount due from/(to) a shareholder

	As of	As of
	March 31, 2025	September 30, 2025
	HKD	HKD
Seto Wai Yue	$(1,839,193)	$(1,844,451)

On April 10, 2024, Ms. Seto Wai Yue entered into an interest-free loan facility agreement with TIL, for a revolving loan facility agreement of up to HK$12,000,000 for the purposes of paying the costs and expenses in connection with the offering. As of March 31, 2025 and September 30, 2025, loan amount from Ms. Seto is approximately HK$1.78 million and HK$1.80 million respectively. The balances are unsecured, non-interest bearing, and payable on demand. The balances were recorded in current assets/liabilities.

During the six months ended September 30, 2024 and 2025, the proceeds and payments to a shareholder are as follows

	September 30, 2024	September 30, 2025
	HKD	HKD
Proceeds from a shareholder	$7,065,391	$4,379,764
Payments to a shareholder	(4,067,903)	(4,374,506)

Amount due from/(to) a related party

	As of	As of
	March 31, 2025	September 30, 2025
	HKD	HKD

I Dao Cao Limited	$(288,350)	$-
Exit Operations Limited	$1,219,865	$-

* Following Ms. Seto’s lost of beneficial interest in Exit Operations Limited, the balance of HK$1,219,865 has been transferred and remained in other receivables as of September 30, 2025.

F-26

The amount due from Exit Operations Limited represented deposits for café operation for events and has been refunded to the Group subsequent to the reporting period.

Revenue

	Six Months ended September 30,
	2024	2025
	HKD	HKD
Exit Operations Limited	$552,166	$-

Cost of Revenue

	Six Months ended September 30,
	2024	2025
	HKD	HKD
I Dao Cao Limited	204,000	-
Exit (HK) Limited	-	230,759
Exit Operations Limited	264,350	-
	$468,350	$230,759

Defined contribution insurance to Ms. Seto

During the six months ended September 30, 2025 and September 30, 2024, the Company purchased insurance for Ms. Seto with defined contribution of US$40,000 per annum for the period of five years and recorded as selling, general and administrative expenses.

NOTE – 21 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the six months ended September 30, 2024 and 2025, there were individual customer accounts for 10% or more of the Company’s revenues as stated in note 3 above.

Most of the customers are located in Hong Kong.

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(b) Major vendors

For the six months ended September 30, 2024 and 2025, the vendors who accounted for 10% or more of the Company’s cost of revenue and is presented as follows:

Vendors	Percentage of respective fiscal period		Six Months ended September 30,
	2024	2025	2024	2025
			HKD
Vendor A	17.5%	28.5%	$3,535,860	$10,037,975
Vendor B	-%	11.3%	$-	$3,971,363
Vendor C	19.1%	-%	3,851,504	-

Most of the vendors are located in Hong Kong.

(b) Credit risk

Please refer to note 2 for details.

(c) Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

(d) Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(e) Liquidity risk

Please refer to notes 2, 9 and 17 for details.

NOTE – 22 COMMITMENTS AND CONTINGENCIES

The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Commitment on investments for event projects

The Company signed few investments for event projects as at March 31, 2025 and September 30, 2025 and there are outstanding commitments for investments of HK$12,798,092 and HK$579,915 respectively. Please also refer Note 10 for details and paid investment amounts.

Except for the above, as of March 31, 2025 and September 30, 2025, the Company has no material commitments or contingencies.

NOTE – 23 SUBSEQUENT EVENTS

The Company has assessed all events from September 30, 2025, up through January 29, 2026 which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these unaudited interim consolidated financial statements except below.

(a)	On November 26, 2025, the Company received a deficiency notice from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying the Company that, because the bid price of its listed security had closed at less than US$1.00 per share for 30 consecutive business days, the Company was not in compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market and the Company was provided 180 calendar days, or until May 26, 2026, to regain compliance.

(b)	On December 3, 2025, the Company entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with Hudson Global Ventures, LLC (the “Investor”) pursuant to which the Company will have the right, but not the obligation to sell to the Investor, and the Investor will have the obligation to purchase from the Company up to US$18,000,000 worth of the Company’s ordinary shares (the “Put Shares”) at the Company’s sole discretion over the next 24 months, subject to certain conditions precedent and other limitations. Concurrently with the execution of the Equity Purchase Agreement, the Company agreed to issue 736,018 of the Company’s ordinary shares (the “Commitment Shares”) to the Investor as part of the consideration.

On the same date, the Company also entered into a registration rights agreement with the Investor, pursuant to which the Company agreed to submit to the U.S. Securities and Futures Commission (the “SEC”) an initial registration statement on Form F-1 (the “Registration Statement”) covering the resale of the Commitment Shares and Put Shares, which may have been, or which may from time to time be, issued under the Equity Purchase Agreement for public resale, and to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC.

(c)	On December 31, 2025, the Company held the 2025 Extraordinary General Meeting. It was approved as an ordinary resolution that for the purpose of providing a long-term incentive to further align the interests of Ms. Seto Wai Yue with those of the Company’s shareholders, any Director and/or officer of the Company be and is hereby authorised to allot and issue at any time and from time to time to Seto Wai Yue, so long as she is a director and/or chief executive of the Company, up to a maximum of 9,000,000 Class B Ordinary Shares of the Company, on such terms (including, without limitation, as to consideration) as the disinterested members of the Board shall determine to be fair and in the best interests of the Company at the time of any such issuance.

F-28